SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated February 4, 2004

Fording Canadian Coal Trust

(Translation of Registrant’s Name Into English)

Suite 1000, 205-9th Avenue SE

  Calgary, Alberta Canada  T2G 0R4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ______

Form 40-F ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______

No  __X__

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORDING CANADIAN COAL TRUST

February 4, 2004

By :s/ James F. Jones

     James F. Jones

     Corporate Secretary

Exhibit Index

The following is a list of Exhibits included as part of this Report on Form 6-K.

Description of Exhibit

Number

Fording Announces Clarification on Cost Information

                                                                                                                       Exhibit                   99

News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

FORDING PROVIDES CLARIFICATION

ON COST INFORMATION

CALGARY, February 3, 2004 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) held its quarterly conference call earlier today. Based on questions raised during the call, we are providing clarification on the estimated cost of coal sales for 2004. Cost of coal sales are anticipated to be approximately $50 per tonne compared with $49.50 per tonne during 2003. The estimated increase is primarily due to anticipated higher distribution costs, which are expected to be partially offset by lower coal production costs.

Coal production and distribution costs account for substantially all of the cost of coal sales. Coal production costs are expected to decrease from the prior year due to a number of factors, including improved operating efficiencies, cost and value improvements, and declining strip ratios.

Distribution costs represented approximately 45 percent of the unit cost of coal sales in 2003. Distribution costs include rail and port handling charges, as well as other costs associated with shipping coal, including demurrage charges and testing fees. While rail and port rates for the first quarter of 2004 are expected to be largely consistent with those incurred in 2003, demurrage charges will increase distribution costs by as much as $1 to $2 per tonne if rail service delays continue through the first quarter.

Rail and port rates for the balance of the year will increase from 2003 levels due to rising coal sales prices. A significant portion of rail and port rates are tied to the US dollar and the Canadian dollar price of coal. Factors affecting distribution costs and the amount of any increase therein include sales volumes, the mine producing the coal, the proportion of coal shipped to west versus east, the shipping port, coal prices, and the US/Canadian dollar exchange rate. Improved unit margins are expected when coal price increases come into effect.

Fording Canadian Coal Trust is an open-ended investment trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly-owned subsidiary, Fording Inc., holds a 65% ownership of the Elk Valley Coal Corporation and is the world’s largest producer of the industrial mineral wollastonite. The Elk Valley Coal

Corporation, comprised of Canada’s senior metallurgical coal mining properties, is the world’s second largest exporter of metallurgical coal, capable of supplying approximately 25 million tonnes of high-quality coal products annually to the international steel industry.

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of February 3, 2004 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Mark Gow, CA

Director, Investor Relations

403-260-9834

mark_gow@fording.ca